SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

GETTY IMAGES, INC.

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

374276 10 3

(CUSIP Number)

Jan D. Moehl Getty Investments L.L.C. 1325 Airmotive Way, Suite 262 Reno, Nevada 89502-3420 (775) 348-0111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Mark J. Jenness, Esq. Getty Investments L.L.C. 1325 Airmotive Way, Suite 262 Reno, Nevada 89502-3420 (775) 348-0111

October 5, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

CUSIP No. 374276 10 3	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Getty Investments L.L.C. 88-0369635
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,620,043
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,620,043
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,620,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON OO

  Item 1. Security and Company

     The class of equity securities to which this Amendment No. 3 to Schedule 13D (this “Amendment”) relates is the common stock, par value $0.01 per share (“Shares”), of Getty Images, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 601 N. 34th Street, Seattle, Washington 98103.

  Item 2. Identity and Background

  Item 2 is hereby amended in its entirety as follows:

     The principal offices of Getty Investments L.L.C. (“Getty Investments”) are located at 1325 Airmotive Way, Suite 262, Reno, Nevada, 89502-3240. Getty Investments was formed with the objective of investing in Getty Communications plc (“Getty Communications”). The Issuer was formed on February 9, 1998, when the business of Getty Communications and PhotoDisc, Inc. were combined under a scheme of arrangement and merger (the “Merger”).

     The members of Getty Investments are four Getty family trusts (the “Getty Trusts”). The Getty Trusts are the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B and the Gordon P. Getty Family Trust. The Getty Trusts own, collectively, 100% of the membership interests of Getty Investments, with the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B and the Gordon P. Getty Family Trust owning 47.4%, 21.0%, 17.6% and 14.0%, respectively.

     Prior to July 16, 2003, Transon Ltd. (“Transon”) was a fifth member of Getty Investments, holding a 10.71% membership interest. Transon is a nominee company for Sir Paul Getty, who died on April 17, 2003. On July 16, 2003, Getty Investments redeemed Transon’s membership interest in full at a redemption price of $30,510,883, representing Transon’s proportionate interest in the Shares owned by Getty Investments at the price of $29.60 per share (the price of the publicly traded Shares reported on the New York Stock Exchange at the close of business on April 17, 2003). The redemption of Transon’s membership interest in Getty Investments was endorsed by the Getty Trusts, which made additional capital commitments to fund the redemption price to Transon. This redemption did not affect Getty Investments’ ownership of the Shares.

     Getty Investments is governed by the Restated Limited Liability Company Agreement of Getty Investments L.L.C., among the Getty Trusts and 525 Investments Limited, the predecessor in interest to Transon, dated as of February 9, 1998, and amended on October 26, 1999, November 1, 2001, July 1, 2003 and October 5, 2003 (the “Getty Investments Company Agreement”). The Getty Investments Company Agreement provides that the board of directors of Getty Investments will consist of seven directors. Each member (with the Ronald Family Trust A and Ronald Family Trust B being combined for this purpose) can appoint and replace two directors for so long as the member maintains a 10% ownership interest in Getty Investments. The seventh director is Jonathan Klein for so long as he remains the chief executive officer of the Issuer. In the event Jonathan Klein ceases to be the chief executive officer of the Issuer, the seventh directorship position will be eliminated unless and until a majority in interest of the members votes to appoint a successor to fill such position. Mark Getty will serve as the chairman of the board of Getty Investments for so long as he serves as a director of Getty Investments.

     Unless otherwise provided in the Getty Investments Company Agreement, actions by the company are taken by the vote or consent of its board of directors, acting by a simple majority of the total number of directors (i.e., four directors). Notwithstanding the foregoing, any decisions regarding the purchase, sale, disposition, pledge or encumbrance of Shares or other material assets of Getty Investments requires the advance approval of a majority in interest of the members. The Getty Investments Company Agreement has been extended to October 5, 2006, unless earlier terminated upon the written agreement of a majority in interest of the members.

     The directors and executive officer of Getty Investments are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

     (i) name;

     (ii) business address;

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (iv) citizenship.

     During the last five years, neither Getty Investments nor any person named in Schedule I attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 5. Interest in Securities of Issuer

  Item 5 is hereby amended in its entirety as follows:

     Based on the most recent information available to Getty Investments, Getty Investments is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein. Getty Investments does not share voting power or dispositive power with any other person or entity.

     The following individuals listed on Schedule I attached hereto are beneficial owners of Shares with respect to which Getty Investments disclaims beneficial ownership:

     Mark H. Getty is the beneficial owner of 15,000 Shares, as well as an additional 1,855,651 Shares by virtue of his right to acquire, within 60 days after the date of this Amendment, such Shares pursuant to the exercise of options outstanding under the Getty Images Stock Incentive Plan. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares. He may also be deemed to be the beneficial owner of 622,602 Shares held by Abacus (C.I.) Limited as Trustee of The October 1993 Trust.

     Jonathan D. Klein is the beneficial owner of 15,900 Shares, as well as an additional 1,603,485 Shares by virtue of his right to acquire, within 60 days after the date of this Amendment, such Shares pursuant to the exercise of options outstanding under the Getty Images Stock Incentive Plan. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares. He may also be deemed to be the beneficial owner of 362,602 Shares held by Abacus Trust Company Limited as Trustee of the JD Klein Family Settlement (the “Klein Family Trust”).

     Tara G. Getty is the beneficial owner of 1,650 Shares. He has the sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

     William P. Getty is the beneficial owner of 15,172 Shares. As the general partner of GPG/Billy Partners, L.P., which directly owns these Shares, he has the sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares. Mr. Getty owns 1% of GPG/Billy Partners, L.P., and his father owns the remaining 99%. In addition, Mr. Getty is entitled to a 20% management fee on the appreciation of all partnership property.

     G. Peter Getty, Jr. is the beneficial owner of 10,000 Shares. He has the sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

     Pierre du Preez is the beneficial owner of 1,100 Shares. He shares, with Cecilia du Preez, the power to vote (or direct the vote of) and the power to dispose of (or direct the disposition of) all such Shares.

     Alexander Waibel is the beneficial owner of no Shares.

     Jan D. Moehl is the beneficial owner of 23,500 Shares. He shares, with Kathleen W. Moehl, the power to vote (or direct the vote of) and the power to dispose of (or direct the disposition of) all of such Shares.

     Except as described herein, neither Getty Investments nor any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

  Item 6 is hereby amended to include the following:

     Getty Investments entered into the following agreements and arrangements in connection with its beneficial ownership of Shares to which this Amendment relates. The summaries below do not purport to be complete and are subject, and qualified in their entirety by reference, to all the terms and provisions contained within the actual agreements.

     A. Amendments to the Restated Limited Liability Company Agreement of Getty Investments.

     The Getty Trusts and Transon entered into a Second Amendment to Restated Limited Liability Company Agreement, dated as of November 1, 2001 (the “Second Amendment”), to clarify certain provisions in the Getty Investments Company Agreement. The Second Amendment made clear that the death of an individual member, such as Sir Paul Getty (through his ownership in the nominee company Transon), would not cause an automatic dissolution of Getty Investments. The Second Amendment also established the right of Getty Investments, upon the consent of a majority in interest of the members other than Transon, to redeem the membership interest of Transon in the event of Sir Paul Getty’s death.

     The Getty Trusts, Transon and Getty Investments entered into a Third Amendment to Restated Limited Liability Company Agreement, dated as of July 1, 2003 (the “Third Amendment”), to make additional modifications to the Getty Investments Company Agreement following Sir Paul Getty’s death on April 17, 2003. Under the Third Amendment, Transon’s 10.71% membership interest in Getty Investments was redeemed in full by Getty Investments for a price of $30,510,883. This amount represented Transon’s capital account value as of April 17, 2003, based on Transon’s proportionate “look-though” interest in the Shares owned by Getty Investments. Consistent with Getty Investments’ accounting practice, these Shares were valued on a “marked-to-market” basis based on the price of the publicly traded Shares reported on the New York Stock Exchange at the close of business on April 17, 2003. The redemption price to Transon consisted of cash in the amount of $19,832,575 and an unsecured promissory note of Getty Investments in the amount of $10,678,308 (the “Transon Note”). The Transon Note bears interest at the reference rate quoted from time to time by Bank of America, N.A. and is due on the earlier of July 16, 2006 or a “Dissolution Event”, as such term is defined in the Getty Investments Company Agreement.

     The redemption of Transon’s interest in Getty Investments closed on July 16, 2003. The redemption price was funded by additional capital commitments made by the Getty Trusts in accordance with their respective percentage interests in Getty Investments. The Cheyne Walk Trust and the Ronald Family Trust B made an aggregate cash contribution of $19,832,575, and the Gordon P. Getty Family Trust and the Ronald Family Trust A made a commitment of $10,678,308 which will be payable to Getty Investments with interest over a period of time coinciding with Getty Investments’ obligation to make payments under the terms of the Transon Note. Payment of principal and interest on the Transon Note by Getty Investments is severally guaranteed by the Gordon P. Getty Family Trust and the Ronald Family Trust A.

     The Getty Trusts and Getty Investments entered into a Fourth Amendment to Restated Limited Liability Company Agreement, dated as of October 5, 2003 (the “Fourth Amendment”). The Fourth Amendment provides for a new three year term of Getty Investments, expiring on October 5, 2006, unless earlier terminated by the written agreement of a majority in interest of the members. In addition to making various technical amendments to the Getty Investments Company Agreement, the Fourth Amendment makes certain changes to improve the governance of Getty Investments. The board of directors of Getty Investments is increased from six to seven directors, with each of the members (the Ronald Family Trust A and the Ronald Family Trust B being combined for this purpose) being able to appoint and replace two directors for so long as the member maintains a 10% ownership interest in Getty Investments. The seventh director is Jonathan Klein for so long as he remains the chief executive officer of the Issuer. In the event Jonathan Klein ceases to be the chief executive officer of the Issuer, the seventh directorship position shall be eliminated unless and until a majority in interest of the members votes to appoint a successor to fill such position. Mark Getty shall serve as the chairman of the board of Getty Investments for so long as he serves as a director of Getty Investments.

     Unless otherwise provided in the Getty Investments Company Agreement, actions of Getty Investments are taken by the vote or consent of its board of directors, acting by a simple majority of the total number of directors (i.e., four directors). Notwithstanding the foregoing, any decisions regarding the purchase, sale, disposition, pledge or encumbrance of Shares or other material assets of Getty Investments requires the advance approval of a majority in interest of the members. The board of directors is expected to meet twice a year. The Fourth Amendment also made certain changes to provide generally that action by the members of Getty Investments may be undertaken by the vote or consent of members holding a majority of membership interests rather than unanimously.

     The foregoing description of the Second Amendment to Getty Investments Company Agreement, the Third Amendment to Getty Investments Company Agreement, and the Fourth Amendment to Getty Investments Company Agreement are qualified in their entirety by reference to such amendments, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively.

     B. Third Amendment to the Stockholders’ Agreement.

     In connection with the Merger, the Issuer, the Getty Group (as defined below) and the Torrance Group (as defined below) entered into a Stockholders’ Agreement, dated as of February 9, 1998, as amended, which, among other things provides for representation by the Getty Group and the Torrance Group on the Issuer’s board of directors and limits the rights of the parties to transfer their respective Shares except in certain defined instances. The “Getty Group” refers collectively to Getty Investments, Mark Getty, Jonathan Klein, The October 1993 Trust (a trust established by Mark Getty) and Crediton Limited (as the predecessor in interest to the Klein Family Trust). The “Torrance Group” refers collectively to PDI L.L.C., Mark Torrance and Wade Ballinger (the former wife of Mark Torrance) and certain of their family members.

     Under the Stockholders’ Agreement, the obligations and rights of either the Getty Group or the Torrance Group relating to the right to nominate one director to the board of directors of the Issuer and the rights of first refusal with respect to the proposed transfer of shares by either the Getty Group or the Torrance Group will terminate when the Getty Group or the Torrance Group, as the case may be, and such group’s permitted transferees, collectively beneficially own fewer than the greater of (i) 3,000,000 Shares, and (ii) such number of Shares as is equal to two percent of then the outstanding Shares.

     By May 1, 2003, the Torrance Group fell below the minimum ownership threshold set out in the Stockholders’ Agreement. The Issuer, the Getty Group and the Torrance Group entered into a Third Amendment to Stockholders Agreement, dated as of May 1, 2003, pursuant to which the Torrance Group was removed as a party to the Stockholders Agreement.

     The foregoing description of the Third Amendment to Stockholders Agreement is qualified in its entirety by reference to such amendment, a copy of which is attached hereto as Exhibit 4.

     C. Restated Shareholders’ Agreement.

     In connection with the Merger, the Issuer, Getty Investments, Mark Getty, Jonathan Klein, The October 1993 Trust and Crediton Limited (as the predecessor in interest to the Klein Family Trust) entered into a Restated Shareholders’ Agreement, dated February 9, 1998, as amended (the “Getty Parties Shareholders Agreement”). The Getty Parties Shareholders’ Agreement provided, among other things, that the Shares held by The October 1993 Trust and the Klein Family Trust would be voted as directed by the board of directors of Getty Investments, and that a right of first refusal would apply in connection with the sale of Shares by any party other than the Issuer, except for certain excluded permitted transfers.

     The Getty Parties Shareholders’ Agreement expired by its terms on July 7, 2003 and was not renewed. Accordingly, Getty Investments no longer has the right to direct the vote of the Shares held by any person or entity other than itself.

  Item 7. Materials To Be Filed As Exhibits

Description	Exhibit Number

Second Amendment to Restated Limited Liability Company Agreement, dated as of November 1, 2001, among the Trustees of the Cheyne Walk Trust, the Trustees of the Gordon P. Getty Family Trust, the Trustees of the Ronald Family Trust A, the Trustees of the Ronald Family Trust B, and Transon Limited.	1

Third Amendment to Restated Limited Liability Company Agreement, dated as of July 1, 2003, among the Trustee of the Cheyne Walk Trust, the Trustees of the Gordon P. Getty Family Trust, the Trustees of the Ronald Family Trust A, the Trustees of the Ronald Family Trust B, and Transon Limited. Trustees of the Ronald Family Trust B, Transon Limited, and Getty Investments L.L.C.	2

Fourth Amendment to Restated Limited Liability Company Agreement, dated as of October 5, 2003, among the Trustee of the Cheyne Walk Trust, the Trustees of the Gordon P. Getty Family Trust, the Trustees of the Ronald Family Trust A, the Trustees of the Ronald Family Trust B, and Getty Investments L.L.C.	3

Third Amendment to Stockholders Agreement, dated as of May 1, 2003, among Getty Images, Inc., Getty Investments L.L.C., Mark Getty, Jonathan Klein, Abacus (C.I.) Limited, as trustee of The October 1993 Trust, Abacus Trust Company Limited, as trustee for the JD Klein Family Settlement, Mark Torrance, Wade Ballinger and PDI L.L.C.	4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2003

Date

/s/ Jan D. Moehl

Signature

Jan D. Moehl/Officer

(Name/Title)

Schedule I is hereby amended and restated as follows:

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Getty Investments, L.L.C. are set forth below. Unless otherwise noted, each of these persons is a United States citizen. Their respective business addresses are set forth below.

POSITION WITH GETTY
NAME	INVESTMENTS	PRINCIPAL OCCUPATION

Mark H. Getty	Chairman of the Board,	Executive Chairman of the Board of Getty
(Irish citizenship)	Director	Images, Inc.
601 N. 34th Street
Seattle, WA 98103

Jonathan D. Klein	Director	Chief Executive Officer of Getty Images, Inc.
(United Kingdom citizenship)		601 N. 34th Street
Seattle, WA 98103

Tara G. Getty	Director	President
(Irish citizenship)		Zuka Holdings LLC
1325 Airmotive Way, Suite 262
Reno, NV 89502

William P. Getty	Director	President
WG Investment, Inc.
1325 Airmotive Way, Suite 225
Reno, NV 89502

G. Peter Getty, Jr.	Director	President
GPG Investment, Inc.
1325 Airmotive Way, Suite 225
Reno, NV 89502

Alexander Waibel	Director	Executive Director
(Austrian citizenship)		BMD Textiles (Pty) Ltd.
108 De Waal Road
Diep River
7800 Cape
Republic of South Africa

Pierre du Preez	Director	Vice President
(South African citizenship)		GFT LLC
1325 Airmotive Way, Suite 262
Reno, NV 89502

Jan D. Moehl	Officer	Chief Operating Officer
Cheyne Walk Trust
1325 Airmotive Way, Suite 262
Reno, NV 89502

EXHIBIT INDEX

Description	Exhibit Number

Second Amendment to Restated Limited Liability Company Agreement, dated as of November 1, 2001, among the Trustees of the Cheyne Walk Trust, the Trustees of the Gordon P. Getty Family Trust, the Trustees of the Ronald Family Trust A, the Trustees of the Ronald Family Trust B, and Transon Limited.	1

Third Amendment to Restated Limited Liability Company Agreement, dated as of July 1, 2003, among the Trustee of the Cheyne Walk Trust, the Trustees of the Gordon P. Getty Family Trust, the Trustees of the Ronald Family Trust A, the Trustees of the Ronald Family Trust B, Transon Limited, and Getty Investments L.L.C.	2

Fourth Amendment to Restated Limited Liability Company Agreement, dated as of October 5, 2003, among the Trustee of the Cheyne Walk Trust, the Trustees of the Gordon P. Getty Family Trust, the Trustees of the Ronald Family Trust A, the Trustees of the Ronald Family Trust B, and Getty Investments L.L.C.	3

Third Amendment to Stockholders Agreement, dated as of May 1, 2003, among Getty Images, Inc., Getty Investments L.L.C., Mark Getty, Jonathan Klein, Abacus (C.I.) Limited, as trustee of The October 1993 Trust, Abacus Trust Company Limited, as trustee for the JD Klein Family Settlement, Mark Torrance, Wade Ballinger and PDI L.L.C.	4